FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 1998


                          TURBODYNE TECHNOLOGIES INC.
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               (Translation of registrant's name into English)

       Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                Form 20-F  X          Form 40-F
                         ------                ------

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes           No  X
                           ------       ------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
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                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                        (Registrant)


Date:    JUNE 1, 1998              By: ANDREW LEE

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                                      /S/ ANDREW LEE
                                      ------------------------
                                        (Signature)*

    *Print the name and title of the signing officer under his signature

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THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE
SECURITIES ACT.

     FORM 27
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                               SECURITIES ACT
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              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.     REPORTING ISSUER
            ----------------

            TURBODYNE TECHNOLOGIES INC.
            Suite 510, 1090 West Pender Street
            Vancouver, British Columbia  V6E 2N7

            Telephone:  604-682-8854
            Facsimile:  604-688-8621

ITEM 2.     DATE OF MATERIAL CHANGE
            -----------------------

            May 22, 1998

ITEM 3.     PRESS RELEASE
            -------------

            May 22, 1998

ITEM 4.     SUMMARY OF MATERIAL CHANGE
            --------------------------

               Turbodyne Technologies Inc. ("Turbodyne") is issuing this
            follow-up to its press release dated May 14, 1998. In that release, the Company reported its financial results for the year ended December 31, 1997 under US Generally Accepted Accounting Principles
            (GAAP), which had previously been released in preliminary form, prepared under Canadian GAAP.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE
            -----------------------------------

            Turbodyne is issuing this follow-up to its press release dated May 14, 1998. In that release, the Company reported its financial results for the year ended December 31, 1997 under US Generally Accepted Accounting Principles (GAAP), which had previously been released in preliminary form, prepared under Canadian GAAP.

            In the May 14,1998 release, the posted loss per share of ($0.50) for 1997 and ($0.27) for 1996 had been prepared under Canadian GAAP. Under US GAAP, the loss per share for 1997 was ($0.58) and ($0.33) for 1996. The weighted

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            average shares used for basic and diluted loss per share are
            22,685,000 for 1997 and 16,641,000 for 1996.
            The audit was conducted for the Company by its accounting firm KPMG Peat Marwick LLP, in Los Angeles, CA. For the 1997 year-end audit, Turbodyne changed from Canadian GAAP to US GAAP due to its pending domicile into the United States.

            ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT
            ------------------------------------

            Not applicable.

ITEM 7.     OMITTED INFORMATION
            -------------------

            Not applicable.

ITEM 8.     SENIOR OFFICERS
            ---------------

            Mr. Walter F. Ware
            President & Chief Executive Officer
            c/o Turbodyne Technologies Inc.
            21700 Oxnard Street
            Suite 1550, Warner Center
            Woodland Hills, California 91367

            Telephone: (800) 350-2031
            Facsimile: (818) 593-2284

ITEM 9.     STATEMENT OF SENIOR OFFICER
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

 JUNE 1, 1998
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Date

 ANDREW O.D. LEE
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(signature)

 ANDREW O.D. LEE
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Name

 CORPORATE SECRETARY
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Position

 VANCOUVER, BRITISH COLUMBIA
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Page 3
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Place of Declaration